Exhibit 12.1

GOLD KIST INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollar Amounts in Thousands)

	Fiscal Years Ended				Transition Quarter Ended Oct. 2, 2004	Fiscal Year Ended Oct. 1, 2005	First Quarter of Fiscal 2006 Ended Dec. 31, 2005
	2001	2002	2003	2004
Fixed Charges:
Debt interest	$40,740	$28,332	$25,146	$29,506	$8,689	$25,513	$4,975
Interest portion of rents	4,869	6,184	7,036	6,632	1,855	7,634	1,858

Subtotal	45,609	34,516	32,182	36,138	10,545	33,147	6,833

Less: Capitalized interest	(744)	(370)	(178)	(157)	(175)	(1,894)	(586)

	$44,865	$34,146	$32,004	$35,981	$10,370	$31,253	$6,247

Income (loss) from continuing operations before income taxes	$46,677	$69,684	($68,759)	$152,711	$52,790	$173,837	$3,721

Less: Equity in earnings or plus equity in losses of affiliates
Golden Peanut Company	(10,048)
Pork Joint Venture	(2,142)	(1,066)	805	(1,211)	(1,089)	(3,644)	(652)
S. G. Williams	1,897	(1,200)

Plus: Distributions from affiliates
Golden Peanut Company		5,843
Pork Joint Venture		500				3,773	1,035
S. G. Williams		200

Fixed charges less capitalized interest	44,865	34,146	32,004	35,981	10,370	31,253	6,247

Subtotal	$81,249	$108,107	($35,950)	$187,481	$62,071	$205,219	$10,351
Divided by fixed charges (including capitalized interest)	$45,609	$34,516	$32,182	$36,138	$10,545	$33,147	$6,833

Ratio	1.78	3.13	(1.12)	5.19	5.89	6.19	1.51

Excess of fixed charges over earnings (loss) from continuing operations before income taxes plus fixed charges, less capitalized interest	—	—	68,759	—	—	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized and the portion of rental expense that is representative of the interest factor in these rentals. In fiscal 2003, earnings were insufficient to cover fixed charges by approximately $68.8 million.